Exhibit 99.3

                                                                                   March 23, 2010

Pediment Reports Final Drill Results for 2009 on La Colorada

Vancouver, BC, March 23, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF Frankfurt:P5E) (“Pediment” or “the Company”) is pleased to announce the final results from its 2009 drill program. The results focus mainly on the Veta Madre area, a discrete gold-mineralized zone located about 1 kilometre east of the El Creston pit. Results from a deeper RC drill hole (R-131), completed outside the El Creston pit north wall and final results for the La Verde zone are also reported.

Veta Madre

At Veta Madre, mineralization is hosted within a zone of quartz vein, breccia, and stockwork interpreted to be in the upper portion of an epithermal gold-mineralized zone under shallow cover except where exposed by old shafts and trenching.  Drilling by the Company combined with historic drilling by Eldorado confirms a broad area of lower-grade mineralization hosted in quartz vein fracture fillings within Cretaceous diorite.  The recent drill results summarized below, confirm the western part of the zone contains the highest grades of the Veta Madre zone with good potential to add to the project resource.  Final results from 2009 testing include:

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Drill hole R-122 intersected 35 metres with 0.35 grams of gold per tonne.

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Drill hole R-123 intersected 1.5 metres with 3.0 grams of gold per tonne, and 18.3 metres with 2.88 grams of gold per tonne, including 1.5 metres with 25.3 grams of gold per tonne.

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Drill hole R-124 intersected 33.5 metres with 1.32 grams of gold per tonne.

The above intersection of 1.5 metres of 25.3 g/t gold in drill hole R-123 is higher than normal grade averages at Veta Madre. These narrow zones of higher-grade gold intervals warrant investigation of a possible higher-grade vein target, existing at depth.

Drill holes R-123 and R-124 were drilled from the same drill site two metres apart, with R-123 being vertical and R-124 inclined -45 degrees southerly.  The two zones of gold mineralization intercepted indicate a nearly-flat, shallowly north dipping stockwork zone of mineralization that continues northerly an unknown distance.  More testing is planned on the north side of the zone because many southerly oriented drill holes are collared in mineralization.  A program of follow-up work and drilling is envisaged to better outline and extend this new mineralized area.  For further detail on Pediment drill programs at La Colorada including a complete collar table and assay interval summary please visit www.pedimentgold.com.

Drilling shows the Veta Madre zone is approximately 600 metres long with widths of mineralization of over 50 metres and continuing to depths of about 50 metres. Additionally, two parallel zones which are unevaluated are indicated by trenching and 2 drill intercepts. The Company’s 2009 drill program at Veta Madre consisted of 2,099 metres of drilling in 25 holes, which is in addition to the 20 drill holes totaling 2,372 metres completed by Eldorado in the 1990’s. No resource has been calculated for the Veta Madre gold zone and no resource from Veta Madre was included in the technical report which presented resource estimates for the Creston and Gran Central and La Colorada zones (released on November 29, 2009, McMillan, Dawson and Giroux). The Veta Madre gold mineralized area has had no recent history of mining.

Creston North Wall

Drill Hole 131, a deeper RC test hole located on the north side of the Creston pit, was drilled to test down-dip projections of the northern Creston vein system outside the resource. The following table summarizes intersections of gold mineralization with coincident, high silver contents.  This shift to high silver to gold ratio indicates this drilled intersection is located very high in the epithermal system with fault displacement having dropped this zone downward within the west end of the El Creston Pit.

Summarized results of drill hole 10-LCOL-R131
located on the north side of the El Crestón pit.

(These results were not included in the recent resource estimate)

Drill Hole	From_m	To_m	Length_m	Au GPT	Ag GPT	Au eq.*
10-LCOL-R131	141.73	146.30	4.57	0.54	36.87	1.11
and	153.92	155.45	1.52	1.03	96.00	2.51
and	160.02	169.16	9.14	0.62	55.62	1.48
and	231.65	237.74	6.10	1.12	150.40	3.43
including	233.17	234.70	1.52	3.01	328.60	8.07
and	265.18	278.89	13.72	1.93	56.64	2.8
including	268.22	271.27	3.05	5.93	120.00	7.78
and	297.18	300.23	3.05	0.40	202.90	3.52

*Gold equivalent calculated at 1 part of gold for 65 parts of silver

La Verde 2009 Final Drilling Highlights

The La Verde zone, located north of the Creston pit, contains two additional reportable intervals where the company completed and previously reported most of 26 shallow drill holes totaling 2,437 metres. This drilling is combined in the database with the 33 drill holes totaling 1,439 metres previously completed by Eldorado. No resource has yet been calculated nor reported for the La Verde zone.

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Drill Hole R-60 intersected 7.6 metres with 1.57 grams of gold per tonne and

1.5 metres with 0.48 grams of gold per tonne and

1.5 metres with 4.2 grams of gold per tone

•

Drill Hole R-126 intersected 6.1 metres with 1.0 grams of gold per tonne and

1.5 metres with 0.54 grams of gold per tonne

Future work for the La Colorada project

Pediment is pleased and encouraged with the progress at the La Colorada project. The main resources were reported in the recent 43-101 technical report, released on December 9, 2009,

however, the Veta Madre and La Verde zones were not included in that resources estimate. With the recent positive results from these zones, the Company plans to continue drilling there and to include Veta Madre and La Verde with addition of changes in a future update of the La Colorada resource estimate. In addition, encouragement by results such as those for hole R-131 and other new mineralized zones, Pediment will also continue exploration of the current resource areas and other exploration targets in the project that have been identified on surface. The Company plans to continue to move forward with its evaluation of La Colorada’s mining restart potential. To that end, further engineering and metallurgical tests will be completed during 2010.

Mr. Gary Freeman, Director, President & CEO of the Company states “We are optimistic about the growth potential of the La Colorada project, both with the exploration possibilities for finding new mineralized zones and the scenario for near-term gold production. Pediment will continue working diligently at La Colorada project advancement in 2010”.

All summarized intervals reported in this news release were calculated using a 0.25 g/t Au cut-off grade for reporting. Intervals contain no more than two lower to barren samples between mineralized plus 0.25 g Au per ton samples. Pediment Gold Corp. has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks and duplicates. All samples here reported have passed QA/QC satisfactorily.

Melvin Herdrick, Vice President of Exploration and Director, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On behalf of the board,

Gary Freeman
President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the drill results for La Colorada and future work plans. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is urged to review the more comprehensive information contained in the Company's technical reports and other disclosures, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.